TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	17

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at December 31, 2024 and September 30, 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	DECEMBER 31, 2024	SEPTEMBER 30, 2024
ASSETS
Current assets
Cash	$44,298	$106,745
Restricted cash	24,386	25,860
Short-term investments	2,499	821
Accounts and other receivables (Note 4)	47,092	37,153
Biological assets (Note 5)	13,504	15,173
Inventories (Note 6)	90,449	67,351
Prepaid expenses and deposits	9,263	9,116
	231,491	262,219

Property, plant and equipment (Note 7)	120,046	96,231
Intangible assets	41,646	8,092
Goodwill	39,961	—
Deferred charges and deposits	1,233	545
Other financial assets (Note 8)	44,830	40,727
Net investment in sublease	—	46
	$479,207	$407,860

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$63,340	$47,097
Derivative liabilities (Note 9)	4,165	5,139
Other liabilities (Note 10)	1,454	1,086
	68,959	53,322

Derivative liabilities (Note 9)	29,707	14,110
Preferred shares	34,805	31,070
Deferred income taxes (Note 17)	9,169	—
Other long-term liabilities (Note 10)	12,920	3,369
	155,560	101,871

SHAREHOLDERS' EQUITY
Share capital	892,594	852,891
Equity reserves	37,801	37,129
Accumulated other comprehensive income (loss)	177	(63)
Accumulated deficit	(606,925)	(583,968)
	323,647	305,989
	$479,207	$407,860

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the three months ended December 31, 2024 and 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
REVENUE
Gross revenue (Note 15)	$66,806	$56,270
Excise taxes	(24,076)	(19,815)
Net revenue	42,730	36,455
Cost of sales	28,615	26,944
Gross margin before fair value adjustments	14,115	9,511
Realized fair value on inventories sold and other inventory charges (Note 6)	(13,066)	(11,923)
Unrealized gain on changes in fair value of biological assets (Note 5)	12,765	9,112
Gross margin	13,814	6,700

OPERATING EXPENSES
General and administrative (Note 16)	11,233	11,277
Sales and marketing	5,804	4,595
Acquisition and transaction costs	4,504	590
Research and development	2,369	4,467
Share-based compensation (Note 11)	1,209	1,700
Total operating expenses	25,119	22,629

LOSS FROM OPERATIONS	(11,305)	(15,929)
Investment income, net of financing costs	(825)	(522)
Share of (income) loss from investments in associates	—	155
Change in fair value of contingent share consideration	—	(50)
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 14)	14,495	456
Other non-operating expense (income)	(2,018)	(218)
Loss before tax	(22,957)	(15,750)
Income tax expense (recovery)
Current, net	—	—
Deferred, net	—	—
NET LOSS	(22,957)	(15,750)

OTHER COMPREHENSIVE LOSS
Change in fair value of investments at fair value through other comprehensive income (Note 8)	240	(55)

COMPREHENSIVE LOSS	$(22,717)	$(15,805)

Net loss per common share, basic	$(0.202)	$(0.194)
Net loss per common share, diluted	$(0.202)	$(0.194)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended December 31, 2024 and December 31, 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - October 1, 2023	81,161,630	$776,906	$33,404	$(159)	$(538,528)	$271,623
Share-based compensation (Note 11)	—	—	2,007	—	—	2,007
Net loss	—	—	—	—	(15,750)	(15,750)
Other comprehensive loss	—	—	—	(55)	—	(55)
Balance - December 31, 2023	81,161,630	$776,906	$35,411	$(214)	$(554,278)	$257,825

Balance - October 1, 2024	108,585,492	$852,891	$37,129	$(63)	$(583,968)	$305,989
Shares issued related to business combination, net of issue costs of $71 (Note 11 (i) and Note 17)	17,233,950	39,050	—	—	—	39,050
Share-based compensation (Note 11)	—	—	1,325	—	—	1,325
Exercise of restricted share units (Note 11)	337,231	653	(653)	—	—	—
Net loss	—	—	—		(22,957)	(22,957)
Other comprehensive loss	—	—	—	240	—	240
Balance - December 31, 2024	126,156,673	$892,594	$37,801	$177	$(606,925)	$323,647

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2024 and 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss	$(22,957)	$(15,750)
Items not affecting operating cash:
Share-based compensation (Note 11)	1,325	2,007
Depreciation and amortization	3,387	2,837
Realized fair value on inventories sold and other inventory charges (Note 6)	13,066	11,923
Unrealized gain on changes in fair value of biological assets (Note 5)	(12,765)	(9,112)
Investment income, net of financing costs	(825)	(522)
Share of income from investments in associates	—	155
Change in fair value of contingent consideration	—	(50)
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 14)	14,495	456
Unrealized foreign exchange gain	(2,014)	—
Cash and restricted cash used in operating activities before working capital changes	(6,288)	(8,056)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	13,667	178
Net change in accounts payable and accrued liabilities, provisions and other liabilities	(11,559)	15,565
Net cash and restricted cash (used in) provided by operating activities	(4,180)	7,687

FINANCING ACTIVITIES
Payment of lease liabilities, net of sublease receipts	(187)	(131)
Payment of long-term debt	(15)	(21)
Net cash used in financing activities	(202)	(152)

INVESTING ACTIVITIES
Purchase of short-term investments	(1,659)	—
Acquisition of subsidiary, net of cash acquired	(59,164)	—
Investment income	905	570
Other financial assets (Note 8)	—	(3,746)
Purchase of property, plant and equipment (Note 7)	(1,626)	(1,274)
Purchase of intangible assets	(9)	(252)
Net cash used in investing activities	(61,553)	(4,702)

Effect of foreign exchange on cash	2,014	—
(DECREASE) INCREASE IN CASH AND RESTRICTED CASH	(63,921)	2,833

CASH AND RESTRICTED CASH
Beginning of period	132,605	51,757
End of period	$68,684	$54,590

Less: restricted cash	(24,386)	(12,775)
Cash as presented on the statement of financial position	$44,298	$41,815

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    4

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2024 and December 31, 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; and (iii) Motif Labs Ltd. ("Motif"), an LP specializing in the vape and infused pre-roll categories. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. Motif was incorporated under the Business Corporations Act (Ontario) on December 18, 2017

On October 1, 2023, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiaries, The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard (“IAS 34”) Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended September 30, 2024 and thirteen months ended September 30, 2023 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on February 11, 2025.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, short-term investments, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    5

3.     MATERIAL ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements, except for the adoption of the following new standards and amendments.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments do not have a material impact on the Company’s consolidated interim financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed.
The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. Therefore, these amendments do not have an impact on the Company's consolidated interim financial statements.

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. These amendments do not have an impact on the Company’s consolidated financial statements.

Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements.

In addition to those estimates and judgments described in the Company's Annual Consolidated Financial Statements, management made the following estimates, assumptions and judgments in the preparation of the interim financial statements:

Business Combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired brands and customer relationships, included: the royalty rate, forecasted revenues, and forecasted cash flows. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    6

4.    ACCOUNTS AND OTHER RECEIVABLES
The Company’s accounts and other receivables include the following balances as at December 31, 2024 and September 30, 2024:

	DECEMBER 31, 2024	SEPTEMBER 30, 2024
Gross trade receivables	$46,852	$37,851
Less: reserves for product returns and price adjustments	(1,200)	(501)
Less: expected credit losses	(5,113)	(4,695)
Trade receivables	40,539	32,655
Receivable from related party	3,697	3,169
Current portion of net investment in subleases	428	513
Other receivables	2,428	816
	$47,092	$37,153

5.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at December 31, 2024 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2024	$5,948	$9,225	$15,173
Unrealized gain on changes in fair value of biological assets	—	12,765	12,765
Production costs capitalized	9,106	—	9,106
Transfer to inventory upon harvest	(9,702)	(13,838)	(23,540)
Balance, December 31, 2024	$5,352	$8,152	$13,504

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 14), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of December 31, 2024, it is expected that the Company’s biological assets will yield 27,129 kg (September 30, 2024 – 28,889 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    7

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	December 31, 2024		September 30, 2024		SENSITIVITY	December 31, 2024	September 30, 2024
Average selling price per gram (excluding trim)	$1.63		$1.59		Increase or decrease by 10% per gram	$1,312	$1,463
Expected average yield per plant	178	grams	187	grams	Increase or decrease by 10 grams	$738	$781

The expected average yield per plant at December 31, 2024 and September 30, 2024 primarily reflects the average yield of the flower component of the plant.

6.     INVENTORIES
The Company’s inventories are comprised of the following balances as at December 31, 2024 and September 30, 2024:

	December 31, 2024
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,241	$2,199	$3,440
Dry cannabis
Available for packaging	17,635	10,903	28,538
Packaged inventory	3,814	2,419	6,233
Flower and trim available for extraction	2,137	1,331	3,468
Concentrated extract	8,782	4,533	13,315
Formulated extracts
Available for packaging	12,151	2,343	14,494
Packaged inventory	3,142	408	3,550
Packaging and supplies	17,411	—	17,411
	$66,313	$24,136	$90,449

	SEPTEMBER 30, 2024
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,390	$2,225	$3,615
Dry cannabis
Available for packaging	12,059	10,570	22,629
Packaged inventory	3,297	2,493	5,790
Flower and trim available for extraction	1,354	1,950	3,304
Concentrated extract	7,283	3,833	11,116
Formulated extracts
Available for packaging	5,958	2,091	8,049
Packaged inventory	3,119	366	3,485
Packaging and supplies	9,363	—	9,363
	$43,823	$23,528	$67,351

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

The amount of inventory expensed in cost of sales for the three months ended December 31, 2024 was $24,164 (December 31, 2023 – $20,045). The amount of inventory provisions and waste for the three months ended December 31, 2024 was $1,159 (December 31, 2023 – $3,364), which include, provisions for excess and unsaleable inventories of $13 (December 31, 2023 – $1,672), adjustments to net realizable value of $151 (December 31, 2023 – $13) and processing and packaging waste of $996 (December 31, 2023 – $1,679), which is comprised of the production or purchase costs of these inventories.

The amount of realized fair value on inventories sold and other inventory charges for the three months ended December 31, 2024 was $13,066 (December 31, 2023 – $11,923), including realized fair value on inventories sold of $12,519 (December 31, 2023 – $9,479). Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    8

the three months ended December 31, 2024 were $698 (December 31, 2023 – $2,457), consisting of $151 (December 31, 2023 – $13) recognized in cost of sales and $547 (December 31, 2023 – $2,444) recognized in fair value adjustments.

7.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	GROWING & PROCESSING EQUIPMENT	LEASEHOLD IMPROVEMENTS	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, September 30, 2024	$4,705	$162,791	$168,952	$555	$14,598	$3,759	$355,360
Acquisitions through business combinations (Note 17)	—	—	7,596	10,383	1,885	5,744	25,608
Additions	—	388	236	50	135	—	809
Balance, December 31, 2024	$4,705	$163,179	$176,784	$10,988	$16,618	$9,503	$381,777

Accumulated depreciation and impairment
Balance, September 30, 2024	$(2,721)	$(106,199)	$(137,584)	$(415)	$(11,676)	$(534)	$(259,129)
Depreciation	—	(741)	(1,438)	(108)	(139)	(176)	(2,602)
Balance, December 31, 2024	$(2,721)	$(106,940)	$(139,022)	$(523)	$(11,815)	$(710)	$(261,731)

Net book value
September 30, 2024	$1,984	$56,592	$31,368	$140	$2,922	$3,225	$96,231
December 31, 2024	$1,984	$56,239	$37,762	$10,465	$4,803	$8,793	$120,046

Included in deferred charges and deposits is $1,146 (September 30, 2024 – $471) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded in property, plant and equipment as equipment is received.

Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	DECEMBER 31, 2024	DECEMBER 31, 2023
Total additions (including right-of-use lease assets)	$26,417	$730
Additions related to business combinations	(25,608)	—
Net change in deferred charges and deposits related to purchases of property, plant and equipment	675	443
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	142	101
Purchase of property, plant and equipment	$1,626	$1,274

8. OTHER FINANCIAL ASSETS
The following table outlines changes in other financial assets. Note 14 provides additional details on the fair value calculation of each investment.

ENTITY	ASSET TYPE	BALANCE, SEPTEMBER 30, 2024	FAIR VALUE CHANGES	BALANCE, DECEMBER 31, 2024
Weekend Holdings Corp. ("WHC")	Preferred shares	$5,441	$240	$5,681
Phylos Bioscience Inc. ("Phylos")	Secured convertible loan	$9,285	$2,471	$11,756
Steady State LLC (d/b/a Open Book Extracts) ("OBX")	Convertible loan	$2,881	$288	$3,169
Sanity Group GmbH ("Sanity Group")	Convertible loan	$19,153	$1,151	$20,304
Sanity Group	Common shares	$3,967	$(47)	$3,920
		$40,727	$4,103	$44,830
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND 2023    9

9.    DERIVATIVE LIABILITIES

	DECEMBER 31, 2024		SEPTEMBER 30, 2024
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Top-up Rights	$—	$25,283	$—	$6,338
Secured Convertible Loan Agreement	65	—	368	—
Non-voting Class A preferred shares	4,100	—	4,771	—
Warrants	—	4,424	—	7,772
	$4,165	$29,707	$5,139	$14,110

i.    Top-up Rights
As at December 31, 2024, the Company revalued the top-up-rights (the "Top-up Rights") of British American Tobacco p.l.c ("BAT") to an estimated fair value of $25,283 (September 30, 2024 – $6,338). The Company recorded an increase in the estimated fair value change of the Top-up Rights for the three months ended December 31, 2024 of $18,945 (December 31, 2023 – $176).

The following inputs were used to estimate the fair value of the Top-up Rights at December 31, 2024 and September 30, 2024:

	DECEMBER 31, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$2.23 - $37.78	$3.65	$—	$—	$1.20 - $2.23
Risk free interest rate	2.85% - 2.90%	3.50%	2.86%	2.89%	3.10%
Expected future volatility of Common Shares	70.00% - 75.00%	90.00%	75.00%	75.00%	60.00%
Expected life (years)	1.90 - 3.64	3.76	3.04	2.42	1.41
Forfeiture rate	10%	—%	25%	5%	—%

	SEPTEMBER 30, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.78% - 2.89%	2.79%	2.83%	2.87%	3.10%
Expected future volatility of Common Shares	75.00% - 85.00%	75.00%	75.00%	75.00%	60.00%
Expected life (years)	2.14 - 4.40	0.12	5.92	5.18	1.41
Forfeiture rate	10%	—%	25%	6%	—%

ii.    Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into a secured convertible loan agreement (the “Secured Convertible Loan Agreement”) with Phylos. Under the terms of this agreement, the Company has a commitment to fund US$4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the achievement of certain milestones. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recognized a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan.

In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. Thereafter, in July 2024, the company also funded US$1 million for the third tranche and a derivative liability of $752 was derecognized. As at December 31, 2024, the Company revalued the commitment to fund the remainder of the third tranche to an estimated fair value of $65 (September 30, 2024 – $368) and recorded a change in fair value of $303 for the three months ended December 31, 2024 (December 31, 2023 – $384).

iii.    Non-voting Class A preferred shares (the "Preferred Shares")
As at December 31, 2024, the Company revalued the derivative liability for the third tranche of the follow-on BAT investment to an estimated fair value of $4,100 (September 30, 2024 – $4,771) and accordingly, for the three months ended December 31, 2024, the Company recognized a fair value gain of $671 in the condensed consolidated interim statements of operations and comprehensive loss. The derivative liability is included in current derivative liabilities on the condensed consolidated interim statement of financial position.

iv.    Warrants
During the three months ended December 31, 2024, no warrants were exercised. As at December 31, 2024, the Company revalued the derivative liability for warrants to an estimated fair value of $4,424 (September 30, 2024 – $7,772). The Company
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recorded a decrease in the estimated fair value of the derivative liabilities for the three months ended December 31, 2024 of $3,348.

The following inputs were used to estimate the fair value of the warrants as at December 31, 2024:

DECEMBER 31, 2024
Risk free interest rate	2.92%
Life of Warrants (years)	3.25
Market price of Common Shares	$2.30
Expected future volatility of Common Shares	78.50%
Fair value per Warrant	$1.00

10.    OTHER CURRENT AND LONG-TERM LIABILITIES
The carrying value of other current and long-term liabilities as at December 31, 2024 and September 30, 2024 consists of:

	DECEMBER 31, 2024		SEPTEMBER 30, 2024
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Lease liabilities	$1,394	$8,474	$1,026	$3,344
Contingent share consideration	—	4,436	—	—
Long-term debt	60	10	60	25
	$1,454	$12,920	$1,086	$3,369

11.    SHARE CAPITAL
i.    Issuances of share capital
The Motif Labs Ltd. acquisition
On December 6, 2024, the Company issued 17,233,950 Common Shares in connection with its acquisition of Motif as described in Note 17. The fair value of the Common Shares on the date of issuance was $2.270 per share. Share issuance costs incurred were $71 related to listing fees and were allocated to the Common Shares recorded in share capital.

Exercise of RSU
During the three months ended December 31, 2024, 337,231 (December 31, 2023 – nil) RSUs were exercised for an increase of $653 (December 31, 2023 – $nil) to share capital and a decrease to equity reserves of $653 (December 31, 2023 – $nil).

ii.    Share-based compensation
During the three months ended December 31, 2024, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $1,325 (December 31, 2023 – $2,007).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the three months ended December 31, 2024:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2024	2,691,336	$9.89
Expired	(7,275)	$31.07
Balance - December 31, 2024	2,684,061	$9.83

For the three months ended December 31, 2024, share-based compensation charges, including related to production employees that are charged to biological assets and inventory, were $13 (December 31, 2023 – $298) related to the Company’s stock option plan.

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Restricted share units ("RSUs")
The following table summarizes the movement in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2024	2,973,643
Granted	1,072,336
Exercised	(337,231)
Cancelled / Forfeited	(13,979)
Balance - December 31, 2024	3,694,769

The estimated fair value of the equity-settled RSUs granted during the three months ended December 31, 2024 was $2,490 (December 31, 2023 – $3,681), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants.

For the three months ended December 31, 2024, $1,071 (December 31, 2023 – $1,631) has been recognized as share-based compensation expense.

Performance share units ("PSUs")
The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2024	1,117,218
Granted	725,686
Exercised	—
Cancelled / Forfeited	(15,326)
Balance - December 31, 2024	1,827,578

The estimated fair value of the equity-settled PSUs granted during the three months ended December 31, 2024 was $812 (December 31, 2023 – $712), which was based on the Company’s share price at the grant date, adjusted for an estimate of the likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years.

For the three months ended December 31, 2024, $241 (December 31, 2023 – $78) has been recognized as share-based compensation expense.

12.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.

Management and Board Compensation
For the three months ended December 31, 2024 and December 31, 2023, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
Salaries and bonus	$1,302	$1,571
Share-based compensation	775	937
Total key management compensation	$2,077	$2,508

During the three months ended December 31, 2024, 404,905 RSUs (December 31, 2023 – 1,307,654), were granted to key management personnel with an aggregate fair value of $1,538 (December 31, 2023 – $2,184). In addition, for the three months ended December 31, 2024, 404,905 PSUs (December 31, 2023 – 661,932) were issued to key management personnel with an aggregate fair value of $457 (December 31, 2023 – $518).

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Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months ended December 31, 2024, under the product development collaboration agreement between the Company and BAT dated March 10, 2021, BAT incurred $418 (December 31, 2023 – $1,106) of direct expenses and the Company incurred $1,474 (December 31, 2023 – $5,024) of direct expenses and capital expenditures of $Nil (December 31, 2023 – $94) related to the Centre of Excellence ("CoE"). The Company recorded in the three months ended December 31, 2024, $946 (December 31, 2023 – $3,065) of these expenditures within research and development expense in the condensed consolidated interim statement of operations and comprehensive loss. For the three months ended December 31, 2024, the Company recorded $nil (December 31, 2023 – $47) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At December 31, 2024, there is a balance receivable from BAT of $3,697 (September 30, 2024 – $3,169).

13.     CAPITAL MANAGEMENT
The Company's capital consists of long-term debt (including current portion), derivative liabilities, preferred shares, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at December 31, 2024 is $392,394 (September 30, 2024 - $356,333). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs) and the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company's investment in WHC.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There were no changes to the Company's approach to capital management during the period.

14.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted
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discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

The fair value of the convertible note advanced to Sanity Group was determined using the binomial lattice model. The key assumptions used in the Model are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as level 3 in the fair value hierarchy.

The fair value of derivative warrant liabilities is based on level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $647, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $683.

The fair value of the Motif's contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The model simulates daily share price of the Company for twelve months and monitors when the share achieves a volume weighted average trading price, which would trigger the issuance of the contingent shares consideration. The key assumptions used in the model are expected future price and the expected future volatility of the Company's Common Shares.

The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's Common Shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

For the three months ended December 31, 2024, and 2023, the Company recorded the following fair value changes related to its financial instruments:

	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
Investment in Phylos	$(2,471)	$(104)
Investment in OBX	(288)	—
Investment in Sanity Group (convertible loan)	(1,151)	—
Investment in Sanity Group (common shares)	47	—
Top-up Rights	18,945	176
Commitment to fund third tranche of Phylos convertible loan	(303)	384
Commitment to issue Preferred Shares	(671)	—
Warrants	(3,348)	—
Preferred shares	3,735	—
	$14,495	$456

Additionally, the company the Company also fair valued its investment in WHC and recognized an increase in fair value of $240 (December 31, 2023 – decrease of $55) in the consolidated statements of operations and comprehensive loss within other comprehensive income (loss)

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not
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anticipate significant loss for non-performance, except potentially from outstanding receivable from one of our international customers. For certain trade and other receivables, management also obtains insurance, guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, restricted cash, short-term investments, accounts and other receivables and other financial assets on the statement of financial position at December 31, 2024 approximates $163,105 (September 30, 2024 – $211,306).

As of December 31, 2024 and September 30, 2024, the Company’s aging of trade receivables was as follows:

	DECEMBER 31, 2024	SEPTEMBER 30, 2024
0-60 days	$40,233	$32,349
More than 60 days	6,619	5,502
Gross trade receivables	$46,852	$37,851
Less: Expected credit losses and reserve for product returns and price adjustments	(6,313)	(5,196)
	$40,539	$32,655

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At December 31, 2024, the Company had $44,298 (September 30, 2024 – $106,745) of cash and working capital of $162,532 (September 30, 2024 – $208,897). If necessary, the Company may access additional liquidity through the capital markets, including both debt and equity financing.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at December 31, 2024:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	63,340	63,340	63,340	—	—	—
Long-term debt	70	70	60	10	—	—
Lease obligations	9,868	12,899	2,037	3,105	3,122	4,635
	$73,278	$76,309	$65,437	$3,115	$3,122	$4,635

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $1,824 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk.

(d) Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

15.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three months ended December 31, 2024 and December 31, 2023 is disaggregated as follows:

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	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
Recreational wholesale revenue (Canadian)	$62,634	$54,242
Direct to patient medical and medical wholesale revenue (Canadian)	496	446
International wholesale (business to business)	3,330	1,025
Wholesale to Licensed Producers (Canadian)	346	547
Other revenue	—	10
Gross revenue	$66,806	$56,270
Excise taxes	(24,076)	(19,815)
Net revenue	$42,730	$36,455

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including Licensed Producers, for further processing and sales onto their end customers.

During the three months ended December 31, 2024, the Company had three customers (December 31, 2023 – four customers), that individually represented more than 10% of the Company’s net revenue.

16.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED
	DECEMBER 31, 2024	DECEMBER 31, 2023
Office and general	$3,441	$4,338
Wages and benefits	4,988	4,009
Professional fees	1,476	1,757
Depreciation and amortization	1,057	817
Travel and accommodation	154	215
Utilities	117	141
Total general and administrative expenses	$11,233	$11,277

17.    ACQUISITION OF SUBSIDIARIES
On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif, a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million. This included $50 million in cash and $40 million of the Company's common shares priced based on the 30 day trading volume-weighted average price ("VWAP") of $2.3210. In addition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in Company's common shares (“Contingent Consideration”), conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the Toronto Stock Exchange, within 12 months of the date of the transaction. The Company believes that this acquisition will bring economies of scale and by leveraging the combined competitive advantages and respective market positions, the Company will continue to grow in Canada and internationally.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of Motif are inputs (production equipment, manufacturing facility and a sales license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Equity instruments issued
The fair value of the 17,233,950 Common Shares issued was $39,121, based on the TSX-listed share price of $2.27 per share of the Company at the closing on December 5, 2024. The number of Common Shares issued was determined by dividing the total share consideration of $40 million, as per the share purchase agreement, by the 5-day volume-weighted average TSX-listed share price of $2.3210 preceding the closing date.

Acquisition costs
The Company incurred $3,849 in acquisition-related costs for legal fees and due diligence. Of this amount, $3,778 was recorded in the statement of operations and comprehensive loss, while $71 was capitalized as share issuance costs.

Assets acquired and liabilities assumed
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Because the transaction was closed near the end of the reporting period, the Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$21,618
Cash	5,055
Inventories	21,991
Property, plant and equipment	19,864
Right-of-use assets	5,744
Intangible assets	34,330
Prepaid expenses and deposits	1,338
Total assets	$109,940

Liabilities
Accounts payable and accrued liabilities	$27,708
Lease liability	5,681
Other liabilities	12,056
Loan payable	236
Deferred income taxes	9,063
Total liabilities	$54,744
Total identifiable net assets at fair value	$55,196

Consideration transferred
Cash consideration	$52,171
Equity instruments (17,233,950 Common Shares)	39,121
Contingent consideration	4,472
Settlement of pre-acquisition relationship	(89)
Working capital adjustment	(518)
$95,157

Goodwill arising on acquisition	$39,961

Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

For the three months ended December 31, 2024, Motif contributed $7,581 of gross revenue and a net loss of $1,071, respectively to the consolidated results. If the acquisition had occurred on October 1, 2024, management estimates consolidated gross revenue of the Company would have been $97,906 and consolidated net loss would have been approximately $22,703 for the three months ended December 31, 2024.

18.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

19. COMPARATIVE FIGURES
Certain reclassifications have been made to the prior period comparative figures to enhance comparability with the current period financial statements, none of the reclassifications result in a change to net loss or shareholders' equity.
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